DLA Piper LLP (US) 4141 Parklake Avenue, Suite 300 Raleigh, North Carolina 27612-2350 www.dlapiper.com Robert H. Bergdolt robert.bergdolt@dlapiper.com T 919.786.2002 F 919.786.2200

April 9, 2010

Via Overnight Delivery

Ms. Erin E. Martin, Attorney-Advisor

Division of Corporation Finance

U.S. Securities and Exchange Commission.

100 F Street, N.E., Mail Stop 3010 CF/AD8

Washington, DC 20549-6010

Re:	Phillips Edison - ARC Shopping Center REIT Inc.
Amendment No. 1 to Registration Statement on Form S-ll Filed March 1, 2010
File No. 333-164313

Dear Ms. Martin:

On behalf of our client, Phillips Edison – ARC Shopping Center REIT Inc. (“we,” “us” or the “Company”), and pursuant to applicable provisions of the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder, please find the attached for filing with the Securities and Exchange Commission (the “Commission”) via EDGAR, a complete copy of Amendment No. 2 to the above-referenced Registration Statement on Form S-11 (“Amendment No. 2”).

Amendment No. 2 includes revisions in response to the comment letter from the staff of the Commission’s Division of Corporation Finance (the “Staff”) to Jeffrey S. Edison of the Company dated March 19, 2010 (the “Comment Letter”). This letter provides responses to the Comment Letter, with responses keyed to the numbered comments in the Comment Letter.

For the Staff’s convenience, the Company is providing the Staff with four clean copies of Amendment No. 2 along with four additional copies marked to indicate the location of changes from the Company’s filing of Amendment No. 1 to the above-referenced Registration Statement on Form S-11 on March 1, 2010, together with copies of this response letter as filed with the Commission. The page numbers included in our responses refer to the clean, unmarked version of Amendment No. 2 as filed on EDGAR.

Cover Page of Prospectus

1.	We note your response to comment 1 in our letter dated February 12, 2010 and that you deleted the disclosure that this offering will be conducted on a best efforts basis. Information required by Item 501 of Regulation S-K should be included in your cover page. Please revise accordingly.

Response:      We note the Staff’s comment and believe that the cover page complies with Item 501 of Regulation S-K. In response to comment 9 in the Staff’s letter dated February 12, 2010, we did delete one reference to the “best efforts” description of the offering to eliminate redundancy on the cover page. We respectfully direct the Staff’s attention to paragraph two of the cover page where the “best efforts” nature of the offering is described.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

April 9, 2010

Prospectus Summary, page 1

What is the experience of your ARC sponsors?, page 7

2.	Please explain what comprises “transactional value” with respect to the prior experience of Mr. Schorsch.

Response:      We have revised the disclosure as requested by the Staff.

What types of debt-related investments do you expect to make?

3.	We note your disclosure that you may invest in debt and derivatives securities related to real estate assets, including credit default swaps. If material, please include a risk factor that discusses the risks associated with these types of investments such as counterparty defaults.

Response:      We appreciate the Staff’s comment. We do not believe that investments in derivative securities, including credit default swaps, will be a material part of our portfolio. We believe that the risks of our real estate-related investments provided on pages 55 to 58 describe the material risks related to those types of investments.

Management, page 90

Board of Directors, page 90

4.	With respect to your directors, please briefly discuss the specific experience, qualifications, attributes or skills that led to the conclusion that the person should serve as a director, in light of your business and structure. Please refer to Item 401(e) of Regulation S-K for guidance.

Response:      We appreciate the Staff’s comment. In connection with naming our independent directors, we have provided the disclosure required by Item 401(e) of Regulation S-K.

The Advisory Agreement, page 97

5.	We note your response to comment 22 in our letter dated February 12, 2010. Please include similar brief examples as to how the subordinated termination fees are calculated in the prospectus. For example, this disclosure could appear in a footnote to the discussion on page 98.

Response:      We have revised our disclosure to include three examples of the calculation of the termination fee in footnote 11 beginning on page 114.

The Sub-advisor, page 99

6.	We note your response to comment 23 in our letter dated February 12, 2010. We note that it appears that your sub-advisor has been delegated certain duties, such as the management of your day-to-day operations and portfolio of real estate assets, which appears to be important to your business. Therefore, please further explain to us why you believe that the sub-advisory agreement should not be filed as a material agreement in accordance with Item 601(b)(10) of Regulation S-K.

Response:      We plan to supplementally seek confidential treatment of portions of the sub-advisory agreement from the Staff before we file it as an exhibit to the Registration Statement.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

April 9, 2010

Conflicts of Interest, page 120

Receipt of Fees and Other Compensation by Our Sponsors and Their Respective Affiliates, page 123

7.	Please refer to the fourth bullet point in this section. Please expand this disclosure to clearly state that acquisition fees are based on the purchase price or cost of the investments acquired and may create an incentive for your advisor entities to accept a higher purchase price for those assets or to purchase assets that may not otherwise be in your best interest.

Response:      We have revised our disclosure as suggested by the Staff in the risk factor ending on page 35 and where recommended by the Staff in the Conflicts of Interest section of the Registration Statement on page 121.

Investment Objectives and Criteria, page 133

8.	We note your response to comment 35 in our letter dated February 12, 2010. Please include similar disclosure in your “Estimated Use of Proceeds” section.

Response:      We have revised the “Estimated Use of Proceeds” section as requested by the Staff.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 148

Liquidity and Capital Resources, page 137

9.	We note your disclosure that as of the prospectus date, deferred offering costs totaled $942,618. It appears that this amount is as of your audited balance sheet date. Please update your filing to disclose the amount incurred through the date of the prospectus, or a reasonable date near the prospectus date.

Response:      We have revised our disclosure as requested by the Staff.

Consolidated Financial Statements

Notes to Consolidated Balance Sheet

2. Summary of Significant Accounting Policies, page F-5

10.	We note your disclosure that you may invest in debt and derivative securities related to real estate assets, including credit default swaps. If material, please include your accounting policy for fair value measurement of financial instruments and your accounting policy for derivatives. Also, please consider including additional disclosures related to these investments elsewhere in your filing (i.e., critical accounting policies).

Response:      We appreciate the Staff’s comment. We do not believe that investments in derivative securities, including credit default swaps, will be a material part of our portfolio. We believe that our accounting policies adequately describe the significant accounting policies related to our planned method of operation.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

April 9, 2010

Appendix A—Prior Performance Tables, page A-l

Phillips Edison Tables

Table V—Sales and Disposals of Properties, page A-12

11.	We note your response to comment 46 in our letter dated February 12, 2010. Please note that the column “Original Mortgage Financing” should appear under the group of columns called “Costs of Properties Including Closing Costs and Soft Costs,” not the group of columns called “Selling Price, Net of Closing Costs and GAAP Adjustments.” Please revise accordingly.

Response:      We have revised the disclosure as requested.

12.	Refer to the comment above. We also note that you have not included all the footnotes as specified in Table V of Industry Guide 5. For example, please disclose the allocation of taxable gain for properties sold between ordinary and capital gain or advise. Please note that this comment also applies to Table V with respect to ARC Growth Partnership on page A-26.

Response:      We have revised the table disclosure to include a footnote describing the type of gain realized upon the sale of the properties shown in the table. Footnotes one through three, and five listed in Table V of Industry Guide 5 are not applicable to Phillips Edison’s prior performance information. The table was prepared in accordance with the guidance provided in footnote six. We have also revised Table V with respect to ARC Growth Partnership to include the responsive footnote disclosure.

American Realty Capital Tables

Table III—Operating Results of Public Program Properties, page A-20

13.	We have reviewed your response to comment 49 in our letter dated February 12, 2010. Please include similar disclosure with this table to explain why the operating results ARC Income Properties II are included in this table and explain that you have also presented it separately.

Response:      We have revised the disclosure immediately following the table as requested by the Staff.

Appendix A-l: Prior Performance of American Financial Realty Trust

Consolidated Statements of Operations, page A-28

14.	We note that many of the line items presented in this statement of operation with respect to the years ended December 31, 2005 and 2004 do not match American Financial Realty Trust’s statement of operations found in its Form 10-K for the fiscal year ended December 31, 2006. Please revise or advise.

Response:      We have made the revisions as requested.

Part II—Information Not Required in Prospectus, page II-1

Table VI—Acquisitions of Properties, page II-7

Phillips Edison, page II-7

15.	Please revise the line items of this table to more closely track the line items identified in Table VI of Industry Guide 5 or tell us why such disclosure is not appropriate.

Ms. Erin E. Martin

U.S. Securities and Exchange Commission

April 9, 2010

Response:      We have revised the column headings in Table VI to more closely track those identified in Table VI of Industry Guide 5. We did not have any other cash expenditures expensed and, as a result, did not include that column in our table disclosure.

ARC, page II-18

16.	Refer to the tables for both public and non-public ARC-sponsored programs. It does not appear that disclosure conforms with Table VI of Industry Guide 5. In addition, the amount of “Total acquisition cost” does not appear to include cash expenditures. Please revise or advise.

Response:      We have revised our tabular disclosure to more closely track the tabular disclosure outlined in Table VI of Industry Guide 5.

We greatly appreciate the Staff’s assistance in processing this filing. If you should have any questions about this letter or require any further information, please call Neil Miller at (202) 799-4215 or me at (919) 786-2002.

Very truly yours,

DLA Piper LLP (US)

/s/ Robert H. Bergdolt

Robert H. Bergdolt

Partner

cc:	Tom Kluck, SEC Legal Branch Chief
Mark Rakip, SEC Accounting Branch
Jennifer Monick, SEC Accounting Branch
Jeffrey S. Edison, Phillips Edison – ARC Shopping Center REIT Inc.